

Report of Independent Accountants

To the Board of Directors of EFG Capital International Corp.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of EFG Capital International Corp. (the "Company") for the year ended December 31, 2021. Management of EFG Capital International Corp. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 30, 2021 in the amount of $20,433.38 was compared to SunTrust wire transfer with reference number 72472798, obtained from Cristina Leder, Controller. Payment dated February 23, 2022 in the amount of $15,567.33 was compared to Truist wire transfer with reference number 74305371, obtained from Kyle Leverett, Controller. Payment dated March 8, 2022 in the amount of $400.42 was compared to Truist wire transfer with reference number 74422682, obtained from Kyle Leverett, Controller.

2. Compared the Total Revenue of $56,601,629 reported on page 4 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 to the Total revenue amount of $56,605,369 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2021, noting a difference of $3,740.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deduction on line 2c(1), Revenue from the distribution of shares of a registered open end investment company or unit investment trust, in the amount of $7,926,995 to the sum of two general ledger accounts (account number 52431 – Commissions and

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Brokerage Fees plus account number 52060 – Rebates & Trailer fees) provided by Kyle Leverett, Controller, for the year ended December 31, 2021, noting no differences.

b. Compared deduction on line 2c(3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions in the amount of $977,549 to the general ledger (account number 52109 – Clearing Charges) provided by Kyle Leverett, Controller, for the year ended December 31, 2021, noting no differences.

c. Compared deduction on line 2c(6), 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury Bills, bankers acceptances or commercial paper that mature nine months or less from issuance date in the amount of $10,256, to two general ledger accounts (account number 52431 – Commissions and Brokerage Fees plus account number 52432 – Riskless Principal Transactions) provided by Kyle Leverett, Controller, for the year ended December 31, 2021, noting no differences.

d. Compared deduction on line 2c(8), Other revenue not related either directly or indirectly to the securities business in the amount of $23,270,861 to five general ledgers (account number 52027 – PMA& Custody Fees, account number 52030 – SLA , account number 62641 – EFGAM Mgt & Advisory Fees, account number 62812 – EFGAM SLA Revenue, and account number 62816 – Revenue Sharing) provided by Kyle Leverett, Controller, for the year ended December 31, 2021, noting no differences.

e. Compared deduction on line 2c(9)(i), Total interest and dividend expense not to exceed interest and dividend income in the amount of $152,287 to the general ledger (Account numbers 50000-50050 – Interest Expense, account numbers 51000-51403 – Interest Income, and account number 51450 – Dividend Income) provided by Kyle Leverett, Controller, for the year ended December 31, 2021, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $24,267,420 and $36,401.13, respectively of the Form SIPC-7, noting no differences

b. Recalculated the mathematical accuracy of the deduction on line 2c(1), Revenue from the distribution of shares of a registered open end investment company or unit investment trust, by adding the amounts in general ledger accounts 52431 and 52060, for the year ended December 31, 2021 to arrive at $7,926,995, noting no differences.

c. Recalculated the mathematical accuracy of the deduction on line 2c(3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, by adding the amounts in general ledger account 52109 for the year ended December 31, 2021 to arrive at $977,549, noting no differences.

d. Recalculated the mathematical accuracy of the deduction on line 2c(6), 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury Bills, bankers acceptances or commercial paper that mature nine months or less from issuance date, by adding the amounts in the general ledger accounts 52431 and



52432, filtered for the aforementioned product types, for the year ended December 31, 2021, to arrive at $10,256, noting no differences.

    e. Recalculated the mathematical accuracy of the deduction on line 2c(8), Other revenue not related either directly or indirectly to the securities business, by adding the amounts in general ledger accounts 52026, 52027, 52029, 52030, 62641, 62644, 62812, and 62816 for the year ended December 31, 2021 to arrive at $23,270,862 noting no differences.

    f. Recalculated the mathematical accuracy of deduction on line 2c(9)(i), Total interest and dividend expense not to exceed interest and dividend income, by adding the amounts in general ledger accounts 50000, 50001, and 50050 and comparing to the interest income and dividend income general ledger accounts 51000, 51001, 51050, 51999, 51403, and 51450 for the year ended December 31, 2021 to arrive at $152,287, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Board of Directors of EFG Capital International Corp. and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 15, 2022